     As filed with the Securities and Exchange Commission on August 16, 2000


                                                      Registration No. 333-36612
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                 AMENDMENT NO. 2

                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                              --------------------

                             TREGA BIOSCIENCES, INC.
             (Exact name of registrant as specified in its charter)

                  Delaware                                   51-0336233
       (State or other jurisdiction of                    (I.R.S. Employer
       incorporation or organization)                      Identification No.)

                             9880 Campus Point Drive
                           San Diego, California 92121
                                 (858) 410-6500

 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


              MICHAEL G. GREY                              COPIES TO:
          CHIEF EXECUTIVE OFFICER                     THOMAS E. SPARKS, JR.
          TREGA BIOSCIENCES, INC.                 Pillsbury Madison & Sutro LLP
          9880 Campus Point Drive                       50 Fremont Street
        San Diego, California 92121              San Francisco, California 94120
              (858) 410-6500                             (415) 983-1000
(Name, address, including zip code, and
telephone number, including area code,
         of agent for service)


                              --------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     From time to time after this Registration Statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _____

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                         CALCULATION OF REGISTRATION FEE
============================================= ======================= ======================= ================= ====================
                                                                                                   PROPOSED
                                                                                                    MAXIMUM
                                                                           PROPOSED MAXIMUM        AGGREGATE         AMOUNT OF
   TITLE OF EACH CLASS OF SECURITIES TO BE           AMOUNT TO BE           OFFERING PRICE         OFFERING         REGISTRATION
                 REGISTERED                           REGISTERED             PER SHARE(1)          PRICE(1)             FEE
--------------------------------------------- ----------------------- ----------------------- ----------------- --------------------
Common Stock, $.001 par value                       3,886,668 Shares            $3.86             $15,002,538          $3,961
============================================= ======================= ======================= ================= ====================


(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based upon the average of the high and low prices of the Registrant's Common Stock on the Nasdaq National Market on May 5, 2000.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED AUGUST 16, 2000


PROSPECTUS

                                3,886,668 SHARES


                                      TREGA
                                BIOSCIENCES, INC.

                                  COMMON STOCK

                             ----------------------


         The selling stockholders identified in this prospectus may sell up to 3,886,668 shares of our common stock. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

     Our common stock is traded on the Nasdaq National Market under the symbol "TRGA."

                             ----------------------


         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 3.

                             ----------------------


         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------





                 The date of this prospectus is _________, 2000

                                Table of Contents

     THE COMPANY............................................................1
     RISK FACTORS...........................................................3
     PROCEEDS FROM THE OFFERING............................................12
     SELLING STOCKHOLDERS..................................................13
     PLAN OF DISTRIBUTION..................................................14
     LEGAL MATTERS.........................................................14

     EXPERTS...............................................................14

     WHERE YOU CAN FIND MORE INFORMATION...................................15
     DOCUMENTS INCORPORATED BY REFERENCE...................................15

                                   THE COMPANY

         We primarily develop and market products designed to assist pharmaceutical and biotechnology companies in the identification of drug candidates and to accelerate the traditional drug discovery process. These products include our proprietary iDiscovery-TM- technologies, comprised of our Chem.Folio-Registered Tradmark- chemical compounds and our IDEA-TM- software. We also conduct an internal drug discovery program in the areas of obesity, diabetes and syndrome X, a syndrome associated with obesity and diabetes, involving the human body's resistance to insulin.

                                 The Opportunity

         Traditional drug discovery involves several sequential steps, creating a time-consuming process with a high attrition rate. In order to discover a drug, scientists first must identify targets in the human body. Targets are biological molecules that cause medical conditions or diseases. Most drugs work by binding to a target and changing the target's function or activity. Thus, after selecting a target, scientists then must identify those chemical compounds that change the target's function. These compounds are known as "hits." Scientists often identify hits by first acquiring hundreds of thousands of chemical compounds. This large quantity of compounds, otherwise known as a compound library, may be generated by a technology called combinatory chemistry. Combinatorial chemistry permits the rapid creation of hundreds of thousands of chemical compounds through automated techniques. Prior to the advent of combinatorial chemistry, chemists had to create new compounds one at a time.


         The generated compounds are then tested, or screened, against the selected target. Such screening may identify hundreds of hits. Then, in a series of labor intensive and time consuming steps, scientists determine how the human body absorbs, distributes, metabolizes and excretes these hits and whether they are toxic. The pharmaceutical industry refers to these characteristics as ADMET (absorption, distribution, metabolism, excretion and toxicity). Scientists then chemically modify the hits to identify those with the appropriate activity and ADMET characteristics for potentially safe and effective use in humans. This entire process of determination and modification is called "lead optimization" and results in the identification of drug candidates. Traditionally, lead optimization involves the use of animal models, which is slow and inefficient and poorly predicts successful human drug candidates. It takes approximately three to five years for scientists to complete this initial phase of drug discovery. A drug candidate then undergoes preclinical development and three phases of human clinical development before receiving marketing approval from the U.S. Food and Drug Administration. The entire process from target selection to FDA approval of a drug typically ranges from 12-16 years, and the failure rate is high.

                                  Our Solution

         We believe that our iDiscovery-TM- technologies increase the likelihood of clinical success by identifying those hits with essential drug-like characteristics at the early stages of the drug discovery process. Therefore, we believe our products and services will improve the probability of success and result in a shorter drug discovery process.

         CHEM.FOLIO-REGISTERED TRADMARK- COMPOUNDS LIBRARIES AND SERVICES. These include:

         - off-the-shelf chemical compounds available for immediate screening against a selected target, and rapid manufacture of closely related compounds, or analogues, if requested by a customer;

         -    chemical compounds made to a customer's specifications;

         - information that will enable a customer to make additional quantities of the chemical compounds; and

         - information on the solubility, or the ability of the compound to dissolve, and cytotoxity, the toxic effect of the compound on cells, of the Chem. Folio-Registered Trademark- compounds.

         We believe that the information provided to our customers will help them determine whether the compounds would be appropriate drug candidates at a much earlier stage of the drug development process than under traditional methods of discovery. In addition to a direct sales effort, we offer our compounds over the Internet through an electronic commerce company, ChemNavigator.com, Inc. and through screening companies, including EVOTEC BioSystems AG.

         IDEA-TM- PREDICTIVE MODELS. IDEA-TM- predictive models are computer simulation programs. We commercially launched one predictive model, the IDEA-TM- absorption module, designed to predict the absorption characteristics of chemical compounds in humans. We based the development of this absorption module on human clinical data provided by a consortium of major pharmaceutical companies. In addition, we plan to develop other models to predict the other ADMET characteristics and offer our predictive models over the Internet. We believe that our IDEA-TM- predictive models will reduce the time and effort required in the lead optimization process by reducing or eliminating the traditional drug discovery process' reliance on animal testing.

                             Internal Drug Discovery

         We discovered a group of chemical compounds that appear to influence the production and activity of particular cytokines, or proteins that act as messengers between cells, through interaction with melanocortin receptors, which are protein molecules that bind to hormones produced by the pituitary gland called melanocortins. We completed a Phase II clinical trial of one of these compounds, HP-228, in the treatment of post-operative pain in hip and knee replacements. In the past, we conducted a number of internal drug discovery programs in the melanocortin receptor area with collaborators, including Ono Pharmaceuticals, Co., Ltd. On February 11, 2000, we announced that we will only conduct internal drug discovery programs if collaborators are available to fully fund them. Currently, we are carrying out a collaborative program, fully funded by Novartis Pharma AG, in the area of diabetes, obesity and syndrome X. Additionally, we are seeking collaborators for our HP-228 compound and our compounds for the treatment of sexual dysfunction.


         Trega became a Delaware corporation in 1991. We have executive offices at 9880 Campus Point Drive, San Diego, California 92121 and our telephone number is (858) 410-6500.

                                  RISK FACTORS

WE EXPECT TO CONTINUE TO INCUR LOSSES AND MAY NEVER ACHIEVE PROFITABILITY, WHICH MAY HARM OUR FUTURE OPERATING PERFORMANCE AND CAUSE OUR STOCK PRICE TO DECLINE.

         We have experienced significant operating losses since our inception in 1991. For the years ended December 31, 1999, 1998 and 1997, we had net losses of approximately $8.7 million, $12.8 million and $9.4 million, respectively. As of March 31, 2000, we had an accumulated deficit of approximately $81.4 million.


         Throughout 2000, we intend to continue to spend additional amounts on developing, marketing and selling our iDiscovery-TM- products and services. These amounts include investments in marketing our IDEA-TM- absorption software module, developing additional IDEA-TM- predictive modules, expanding our Chem.Folio-Registered Tradmark- chemical compound inventory, acquiring and licensing complementary technologies and expanding our use of the Internet and intranet to market and disseminate our products and services.


         If revenues do not correspondingly increase, our operating results and financial condition could be negatively affected. Should we continue to incur net losses in future periods, we may not be able to increase our investment in the development of our products and services under our present plans. Although we have set an objective to reach positive quarterly cash flow by the end of 2000, we may never obtain sufficient revenues to achieve profitability. If we do achieve profitability, we may not sustain or increase profitability in the future. This in turn may cause our stock price to decline.

OUR OPERATING RESULTS ARE UNPREDICTABLE, WHICH MAY CAUSE OUR STOCK PRICE TO DECLINE AND RESULT IN LOSSES TO OUR INVESTORS.

         Our operating results are unpredictable and may fluctuate significantly from period to period, which may cause our stock price to decline and result in losses to investors. Some of the factors that could cause our operating results to fluctuate include:

         - changes in the demand for our iDiscovery-TM- products and services;

         -    the introduction of competitive products or services;

         - the nature, pricing and timing of other products and services provided to our customers;

         - acquisition, licensing and other costs related to the expansion of our operations;

         - changes in the research and development budgets of our customers and collaborators; and

         - payments of milestones, license fees or royalty payments under the terms of our external alliances or future collaborations.


         Moreover, the nature of our revenues underwent a significant shift due to the change in our strategic focus. For example, in 1999, revenues from our compound libraries accounted for approximately 56% of our total revenues as compared to only 21% in 1998. In 1999, revenues from research conducted under collaborative research agreements accounted for only 42% of our total revenues versus 79% in 1998. As a result of these changes, we believe that period-to-period comparisons of our financial results will not necessarily be meaningful. You should not rely on these comparisons as an indication of our future performance. If our operating results in any future period fall below the expectations of securities analysts and investors, our stock price will likely fall, possibly by a significant amount.


OUR NEW BUSINESS STRATEGY OF FOCUSING ON OUR iDISCOVERY-TM- TECHNOLOGIES AND UNPREDICTABLE FUTURE REVENUES MAKES EVALUATION OF OUR BUSINESS AND PROSPECTS DIFFICULT.

         Our new business strategy of focusing on iDiscovery-TM- technologies, that we believe will allow our customers to identify drug candidates more efficiently, is unproven. Because of this recent strategic shift in focus, we cannot accurately predict our future revenues. We currently have only one customer for our first predictive model, the IDEA-TM- absorption module. We generated only limited revenues of approximately $7.5 million for the fiscal year ended 1999 from our Chem.Folio-Registered Tradmark- compound customers. In addition, we still depend in part on revenues received from a collaborator, Novartis, for one of our internal drug discovery programs. Our success will depend in large part upon:

         - the performance of our iDiscovery-TM- technologies in accelerating the drug discovery process;

         - the acceptance of our iDiscovery-TM- technologies by our customers;

         - our ability to enter into collaboration, licensing and other agreements for iDiscovery-TM- technologies on favorable terms; and

         - our ability to generate revenues with existing and potential collaborators in our internal drug discovery programs.

         Moreover, we have limited experience marketing our IDEA-TM- absorption module, which we launched in December 1999. Additionally, the sales cycle of the IDEA-TM- predictive models is unknown. Furthermore, the plans for our future predictive modules, such as a metabolism module, are unproven, and we cannot be sure that we will ever develop these products or that any product that we develop will be commercially successful. As a result of these factors, it is difficult to predict our future revenues and evaluate our business prospects.

OUR iDISCOVERY-TM- TECHNOLOGIES AND PRODUCTS MAY NOT BE COMMERCIALLY VIABLE OR SUCCESSFUL, WHICH COULD CAUSE US TO GENERATE INSUFFICIENT REVENUES TO BECOME PROFITABLE.

         Our ability to succeed depends upon the acceptance by potential customers of our iDiscovery-TM- technologies, in place of more traditional methods, as effective tools in the discovery of new drugs. Drug discovery methods based upon our iDiscovery-TM- technologies may not lead to the discovery or development of commercial pharmaceutical products. Moreover, we have not yet completed or commenced most of our IDEA-TM- predictive model development programs. These technology programs may not be developed, employed or commercialized successfully, work efficiently or otherwise enhance our ability to engage in the acceleration of the drug discovery process. Some of the factors that will determine the demand for our IDiscovery-TM- technologies include:

         -    the efficacy of our predictive models;

         - the development of predictive models in addition to the absorption module; and

         -    the novelty and diversity of our compound libraries.

         In order for us to achieve our business objectives, we must convince these companies that our predictive models and compound libraries will reduce both the cost and length of the drug discovery process. If we cannot convince companies in the pharmaceutical industry of the effectiveness of our iDiscovery-TM- technologies, we may be unable to keep our existing customers or attract additional customers on acceptable terms or develop a sustainable, profitable business.

OUR INTERNAL DRUG DISCOVERY PROGRAMS MAY NEVER RESULT IN PRODUCTS, WHICH MEANS WE MAY NOT RECEIVE MILESTONE OR ROYALTY PAYMENTS.

         Our internal drug discovery programs, including our programs to develop potential melanocortin-related drug candidates, are at early stages. We only intend to proceed with such internal drug discovery programs if, and to the extent, collaborators fund them. Moreover, our collaborators will probably control the development of any drug candidates resulting from our internal drug discovery programs. We do not expect drugs resulting in part from our efforts to become commercially available for a number of years, if ever, even if any such compounds are successfully developed and are proven to be safe and effective. The failure to commercialize such compounds would result in us not receiving any milestone or royalty payments.


IF WE FAIL TO SECURE NEW COLLABORATORS, OR LOSE OUR EXISTING COLLABORATORS, OR IF OUR COLLABORATORS DO NOT APPLY ADEQUATE RESOURCES TO THEIR COLLABORATIONS WITH US, OUR PRODUCT DEVELOPMENT ACTIVITIES AND OUR POTENTIAL FOR PROFITABILITY MAY SUFFER.



         While our reliance on collaborators to date has been limited, our current strategy for the utilization and development of our iDiscovery-TM-technologies and internal drug discovery programs requires us to enter into contractual arrangements with corporate collaborators, licensors, licensees and others. In fact, we intend to proceed with our internal drug discovery programs only if collaborators are available to fully fund such programs. There may only be a limited number of pharmaceutical or biotechnology companies that would potentially collaborate with us. Thus, we may not be successful in negotiating additional commercially and scientifically sound collaborations.



         We currently have material arrangements with the following third parties: EVOTEC Biosystems AG, Chemnavigator.com, Inc., Novartis Pharma AG and The Scripps Clinic and Research Foundation. To date, we have relied on collaborators such as Novartis to fund our internal drug discovery programs in the area of melanocortin receptors. In addition, we license from Scripps the Tea Bag technology, which is a key production technique used in our compound business.


         Our success depends in part upon the performance by these collaborators under these arrangements. We will have little or no control over the resources that any collaborator may devote to its collaboration with us. If any collaborator breaches or terminates its agreement with us to develop an IDiscovery-TM- product or service, or fails to conduct its collaborative activities in a timely manner, the commercialization of our products could be delayed or prevented completely. In the case of our internal drug discovery programs, the failure to conduct a collaborative program in a timely manner would prevent us from receiving potential milestones and royalties. Furthermore, our collaborators may resist sharing revenue derived from the successful commercialization of a drug through royalty payments, or others may have competing claims to all or a portion of such revenue.

         Disputes may arise with our collaborators over ownership rights to intellectual property, know-how or technologies developed with our collaborators. Our arrangements with our collaborators involving our Chem.Folio-TM- chemical compounds may require us to provide identical or similar chemical compounds, or chemical compound technologies or information to multiple parties. Disputes may arise between collaborators as to proprietary rights to particular compounds in our libraries. If disputes arise, our existing customers could stop using our chemical compounds; we could lose existing and potential customers; we could have difficulty in attracting future collaborators to assist with our product development efforts; and we could incur litigation costs, which would affect our financial position.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL THAT MAY BE UNAVAILABLE, WHICH COULD ADVERSELY AFFECT OUR OPERATIONS AND STOCK PRICE.

         We may need to raise more money to continue the research and development necessary to bring our products to market and to establish or expand manufacturing and marketing capabilities. Additionally, we intend to consider acquisitions and licensing of technologies that will add value to our iDiscovery-TM- technologies. We may seek additional funds through public and private stock offerings, arrangements with corporate partners, borrowings under lease lines of credit or other sources. The amount of money needed will depend on many factors, including among others:

         - expenses in connection with the development of our iDiscovery-TM-technologies or other products or services;

         - expenses in connection with maintaining our intellectual property, including preparing, filing, and prosecuting patent claims and enforcing patents;

         -    our current and potential collaborative relationships; and

         - the need to increase research and development spending to keep up with competing technologies and market developments.


    As of June 30, 2000, we had a net quarterly cash outlay for operations of approximately $6 million. Assuming our net cash outlay declines when our existing research and development collaboration expires (at the end of the second quarter of 2001), we will need total capital of approximately $45 million over the next twenty-four months ($24 million in the first twelve-month period and $21 million in the second twelve-month period).
Assuming a level of Chem.Folio-Registered Tradmark- compound library revenues for the next twelve months that is comparable to Chem.Folio-Registered Tradmark-compound library revenues for the twelve months ended June 30, 2000 and assuming sales growth of approximately ten percent in the second twelve months, we anticipate that our existing capital resources, funding under an existing research and development collaboration, the potential sale of nonessential assets, and our currently available property and equipment financing and line of credit, will be sufficient to fund approximately $31 million of our current and planned operations through the next twenty four months. We believe that the product licenses of our IDEA-TM-predictive models over the next two years will provide a portion of this remaining needed capital while the balance may come from additional financing. However, the level of anticipated revenues and sales growth may not be achieved.


         Additional capital may not be available on terms acceptable to us, or at all. If we cannot raise more money we may have to reduce our capital expenditures, scale back our development of new products, delay, reduce the scope of or eliminate our acquisition activities, or curtail operations significantly. Any additional equity financing may be dilutive to stockholders, and debt financing, if available, may include restrictive covenants.

FAILURE TO COMPETE EFFECTIVELY IN OUR INTENSELY COMPETITIVE INDUSTRY WILL CAUSE OUR REVENUES TO DECLINE.

         We compete in markets that are intensely competitive, new and rapidly changing. Many of our current and potential competitors have greater financial, human and other resources than we do. If we cannot respond quickly to changing customer requirements, secure intellectual property positions, or adapt quickly and obtain access to new and emerging technologies, our revenues may decline. Our competitors include:

         - major pharmaceutical companies who manufacture compound libraries or predictive software for their own use or who are developing drugs focused on the melanocortins;

         - specialized biotechnology/software firms, such as Simulations Plus, Inc. and Camitro Corporation;

         - combinatorial chemistry companies, such as Tripos, Inc., ArQule, Inc. and Pharmacopeia, Inc.;

         -    academic institutions;

         -    governmental agencies; and

         -    other public and private research institutions.

         Many pharmaceutical and biotechnology companies, which represent the largest market for our products and services, develop, have developed or have entered into collaborations with companies with internal predictive modeling and/or combinatorial chemistry programs. We also compete for access to new pharmacophores, which are three-dimensional representations of parts of molecules responsible for drug activity. Any inability by us to develop new pharmacophores would material effect our business development. Our competitors may develop products that are more effective and/or less costly than any of our current or future products. Many of these competitors have substantially more resources and product development, production and marketing capabilities than we do. In addition, many of our competitors have significantly greater experience than we do in competing for the scarce research and development budgets of pharmaceutical companies. Therefore, the market for our iDiscovery-TM-technologies may not generate sufficient revenues for us to become profitable.

         In addition, products currently exist that will compete directly with any drug candidates that we seek to develop, such as HP-228, or that our collaborators may seek to develop. Any product candidate that our collaborators or we develop must then compete for market acceptance and market share. If our collaborators or we are successful in achieving significant commercial sales of products, our collaborators and we also will compete in manufacturing efficiency and marketing capability, an area in which we have limited or no experience. Furthermore, our competitors may obtain FDA approval for products sooner and be more successful in manufacturing and marketing their products than our collaborators or us.

         Significant factors in determining whether we will be able to compete successfully include:

         - the performance, pricing and ease of use of our iDiscovery-TM-technologies;

         - the novelty, diversity, purity and target specificity of our compound libraries;

         - speed and costs of identifying and optimizing potential lead compounds;

         -    the reputation and acceptance of our iDiscovery-TM- technologies;

         - the quality and availability of customer service and customer support; and

         -    the effectiveness of our sales and marketing efforts.

         If our products are not competitive based on these or other factors, our business, financial condition and results of operations will be materially harmed.

IF WE DO NOT PROTECT OUR PROPRIETARY RIGHTS, THEN WE MAY NOT BE ABLE TO CREATE A SUSTAINABLE BUSINESS.

         Our success depends in part on obtaining, maintaining and enforcing patents, maintaining our trade secrets, licensing patent rights owned by others, and operating without infringing on third parties' proprietary rights. We currently pursue patent protection for our predictive models, our compound libraries and our efforts in the melanocortin area. We believe that our patent applications claiming our IDEA-TM- absorption module are especially important to our business because we believe that the module is the first of its kind. We also hold licenses to a number of patents owned by third parties, including a license to the Tea Bag technology. The Tea Bag patent expires in 2003. The expiration of this patent will enable our competitors to use the Tea Bag technique, but the existence of the patent has not prevented the development of competing techniques for the creation of compound libraries. The expiration of the Tea Bag patent will be an additional factor increasing competitiveness in the compound library field.

         Patent positions in our industry are highly uncertain and involve many complex legal and technical issues. The United States Patent and Trademark Office, USPTO, and its foreign counterparts may not issue patents from our pending patent applications. If issued, the patents may not give us an advantage over competitors with similar technologies. If we do not receive patents for our core technologies or inventions, the value of our patent portfolio may diminish and our revenue may decline.

         In addition to the intellectual property rights described above, we also rely on unpatented technology, trade secrets and confidential information. We may not be able to effectively protect such rights because third parties may independently develop substantially equivalent information and techniques or otherwise gain access to our technology or disclose such technology. We require each of our employees and consultants to execute a confidentiality agreement at the commencement of an employment or consulting relationship with us. However, these agreements may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized disclosure of this confidential information.

THE SCOPE OF OUR ISSUED PATENTS MAY NOT PROVIDE US WITH ADEQUATE PROTECTION OF OUR PRODUCTS AND SERVICES, WHICH COULD HARM OUR COMPETITIVE POSITION.

         Any issued patents that cover our proprietary technologies may not provide us with substantial protection or be commercially beneficial to us. Issuance of a patent is not conclusive as to its validity, enforceability or its scope. The USPTO or the courts may invalidate our patents. While we are not engaged in any patent litigation currently, third parties may challenge the validity, enforceability and the scope of a patent. Moreover, the cost of litigation to uphold the validity of patents and to prevent infringement can be substantial. In addition, any litigation could also divert our technical and management personnel's time and attention from the operation of our business. If the outcome of litigation is adverse to us, third parties may be able to use our patented inventions without payment to us. During the course of litigation, there may be public announcements of the results of legal proceedings. Securities analysts or investors may perceive these announcements to be negative, which could cause the market price of our stock to drop. Any of these events may materially and adversely affect our business and financial operations.

THE USE OF OUR TECHNOLOGIES COULD POTENTIALLY CONFLICT WITH THE RIGHTS OF OTHERS, WHICH COULD NEGATIVELY AFFECT OUR FINANCIAL POSITION.

         There may be patent rights belonging to others that require us to alter our products, pay licensing fees or cease activities using such technologies. If our products conflict with patent rights of others, the owners of those patent rights could bring legal actions against us claiming damages and seeking to stop us from manufacturing and marketing the affected products. If these legal actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture or market the affected products. We may not prevail in any legal action or we may not be able to obtain any license required under any patent on acceptable terms, or at all. Any of these events may materially harm our business, financial condition and results of operations.

         There are numerous third party patents in the fields of combinatorial chemistry and our other drug discovery technologies. Thus, to pursue the preferred development route of one or more of our products, we may need to obtain a license to a patent, which would decrease the ultimate profitability of the applicable product. If we cannot negotiate a license, we may have to pursue a less desirable development route or terminate the program altogether. Third parties may have claimed discoveries similar to those covered by our patent applications. We do not expect to know for several years the relative strength of our patent position as compared to these other entities. In addition, other companies, including competitors of ours, may obtain patents and proprietary rights relating to products or processes used in, necessary to, competitive with or otherwise related to our patents and products.

WE DEPEND ON KEY EMPLOYEES IN A COMPETITIVE MARKET FOR SKILLED PERSONNEL, AND THE LOSS OF THEIR SERVICES WOULD AFFECT OUR ABILITY TO ACHIEVE OUR OBJECTIVES.


         Our products and services are highly technical. Our key personnel must have specialized training or advanced degrees in order to develop and refine these products and services. There is a shortage of qualified scientific, management and software development personnel who possess the technical background necessary to adequately understand and improve our products and services. We compete for these personnel with other pharmaceutical and biotechnology companies, software firms, academic institutions and government entities. If we are unable to attract and retain scientific and management personnel with the appropriate credentials and experience, our products and services could become noncompetitive and obsolete. Our product development, operations and marketing efforts would be delayed or curtailed if we lose the services of any of these people. We do not carry any key person life insurance for any of our personnel. Further development of our products, including our IDEA-TM- predictive models and Chem.Folio-Registered Tradmark- compound libraries, requires us to hire additional qualified scientific personnel to perform research and development, as well as personnel with software development expertise. If we are unable to continue to attract, train and retain these personnel, we may be unable to expand our business.


SECURITY RISKS IN ELECTRONIC COMMERCE OR UNFAVORABLE INTERNET REGULATIONS MAY DETER FUTURE USE OF OUR PRODUCTS AND SERVICES, WHICH COULD RESULT IN A LOSS OF REVENUES.

         Currently, customers may purchase Chem.Folio-Registered Tradmark-chemical compounds through an electronic commerce web site, ChemNavigator.com. We plan to make our IDEA-TM- predictive software available through our own web site. Our ability and the ability of ChemNavigator.com to provide secure transmissions of confidential information over the Internet may limit online uses and purchases of products. Advances in computer capabilities and new discoveries in the field of cryptography may compromise the security measures that Chem.Navigator.com and we will use to protect our web sites and access to our databases. A breach of our security measures may result in the misappropriation of our proprietary information or confidential information about our customers. Also, a security breach could result in interruptions in our operations. The security measures we adopt may not be sufficient to prevent breaches, and we may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches. Further, a breach of the security of our web site, the ChemNavigator.com web site, or the web site of another company, may result in our customers not using the Internet to access our products. For example, the attacks earlier this year by computer hackers on major electronic commerce web sites and other Internet service providers have heightened concerns regarding the security and reliability of the Internet.

         Because of the growth in electronic commerce, the United States Congress has held hearings on whether to further regulate providers of services and transactions in the electronic commerce market. The federal government could enact laws, rules and regulations that would affect our business and operations. Individual states could also enact laws regulating the use of the Internet. If enacted, these federal and state laws, rules and regulations could require us or ChemNavigator.com to change online business and operations, which could limit the growth and development of our online products.

BECAUSE OUR ACTIVITIES INVOLVE THE USE OF HAZARDOUS MATERIALS, WE MAY BE SUBJECT TO COSTLY ENVIRONMENTAL LIABILITY THAT COULD EXCEED OUR RESOURCES AND ADVERSELY AFFECT OUR FINANCIAL OPERATIONS.

         Our research and development activities involve the controlled use of a large number of hazardous or potentially hazardous materials, chemicals and various radioactive compounds. The primary hazardous substance that we use in our activities is hydrogen fluoride. We also use flammable solvents that are potentially hazardous in the event of a fire. Such solvents include methanol, diethyl ether, acetone, and isopropanol. Federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and specific waste products apply to us. Although we believe that our safety procedures for handling and disposing of these materials comply with legally prescribed standards, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for damages, and this liability could exceed our resources. We do not carry any environmental pollution liability insurance.


         We believe that we comply in all material respects with applicable environmental laws and regulations. However, we may have to incur significant costs to comply with current or future environmental laws and regulations. Any additional expenditures would harm our financial operations.

BECAUSE OUR REVENUES ARE DERIVED PRIMARILY FROM THE PHARMACEUTICAL AND BIOTECHNOLOGY INDUSTRIES, OUR REVENUES MAY FLUCTUATE SUBSTANTIALLY DUE TO REDUCTIONS AND DELAYS IN RESEARCH AND DEVELOPMENT EXPENDITURES.

         We expect to derive revenues primarily from products and services provided to the pharmaceutical and biotechnology industries. Accordingly, our success will depend in large part upon the success of the companies within those industries and their demand for our products and services. Our operating results may fluctuate substantially due to reductions and delays in research and development expenditures by companies in those industries. These reductions and delays may result from factors such as:

         -    changes in economic conditions;

         -    consolidation in the pharmaceutical and biotechnology industries;

         - changes in the regulatory environment affecting health care and health care providers;

         -    pricing pressures;

         - market-driven pressures on companies to consolidate and reduce costs; and

         -    other factors affecting research and development spending.

We have no control over these factors.

OUR STOCK PRICE HAS BEEN AND WILL LIKELY CONTINUE TO BE VOLATILE, AND YOU MAY BE UNABLE TO RESELL YOUR SHARES AT OR ABOVE THE PRICE YOU PAID.

         Our stock price has been and is likely to continue to be highly volatile. For example, our stock price has since the beginning of 2000 closed as high as $13.375 on March 7, 2000 and as low as $1.938 on January 3, 2000. Our stock price could fluctuate significantly due to a number of factors, including:

         -    variations in our actual or anticipated operating results;

         -    sales of substantial amounts of our stock;

         - announcements about us or about our competitors, including technological innovation or new products or services;

         - litigation and other developments relating to our patents or other proprietary rights or those of our competitors;

         -    conditions in the pharmaceutical and biotechnology industries;

         -    governmental regulation and legislation; and

         - changes in securities analysts' estimates of our performance, or our failure to meet analysts' expectations.

We have no control over most of these factors.

         In addition, the stock markets in general, and the Nasdaq National Market and the market for life sciences and technology companies in particular, have experienced extreme price and volume fluctuations recently. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance.

         Historically, stockholders have brought securities class action litigation against companies following periods of volatility in the market prices of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and a diversion of management's attention and resources, which could affect our profitability.

HEALTH CARE REFORM AND RESTRICTIONS ON REIMBURSEMENT MAY AFFECT THE ABILITY OF PHARMACEUTICAL AND BIOTECHNOLOGY COMPANIES TO PURCHASE OR LICENSE OUR PRODUCTS AND SERVICES, WHICH MAY AFFECT OUR PROFITABILITY.

         The continuing efforts of government and third party payors to contain or reduce the costs of health care may reduce the profitability of pharmaceutical and biotechnology companies. For example, in some foreign markets, the government controls pricing or profitability of prescription pharmaceuticals. In the U.S., we expect the continuation of federal and state proposals to implement similar governmental control. We cannot predict what actions federal, state or private payors for health care goods and services may take in response to any health care reform proposals or legislation. We expect to derive almost all of our revenues in the foreseeable future from the pharmaceutical and biotechnology industries. Accordingly, our success depends upon the success of the companies within those industries and their demand for our products and services. Any reduction in the profitability of actual or prospective customers for our products and services could result in reduced revenues for us.

THE STRICT REGULATORY APPROVAL PROCESS FOR PHARMACEUTICALS MAY PREVENT OUR COLLABORATORS OR US FROM OBTAINING APPROVALS FOR THE COMMERCIALIZATION OF OUR MELANOCORTIN-RELATED PRODUCTS, REDUCING ANY FUTURE ROYALTIES OR REVENUES.

         The manufacturing and marketing of melanocortin-related pharmaceutical products developed by our collaborators or us will be subject to regulation in the United States and other countries. These regulations could subject our collaborators or us to several problems such as:

         - failure to obtain necessary regulatory approvals or clearances for our melanocortin-related products on a timely basis, or at all;

         - delays in receipt of or failure to receive approvals or clearances;

         -    the loss of previously received approvals or clearances; or

         -    limitations on intended uses imposed as a condition of approvals.

         In the United States, pharmaceuticals are subject to rigorous regulation by the Food and Drug Administration, the FDA. Under the federal Food, Drug and Cosmetic Act, the FDA regulates the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of pharmaceutical products. Our collaborators will not be able to commence marketing or commercial sales of pharmaceutical products until our collaborators receive clearance or approval from the FDA, which can be a lengthy, expensive and uncertain process. Our collaborators and we have not applied for FDA or other regulatory approvals with respect to the sale of any of our pharmaceutical products under development, such as HP-228. For marketing outside the United States, our collaborators and we will also be subject to foreign regulatory requirements governing human clinical trials and marketing approval for pharmaceutical products. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country. We may experience difficulties that could delay or prevent the successful development, introduction and marketing of proposed products. Regulatory clearance or approval or clearance of any proposed products may not be granted by the FDA or foreign regulatory authorities on a timely basis, if at all. If our collaborators or we do not receive FDA approval on a timely basis or at all, we may not receive milestone or royalty payment, and our business and financial position may be harmed.

IF WE FAIL TO DEVELOP OR MAINTAIN OUR RELATIONSHIPS WITH THIRD PARTY MANUFACTURERS, OR IF THESE MANUFACTURERS FAIL TO PERFORM ADEQUATELY, WE MAY BE UNABLE TO COMMERCIALIZE OUR PHARMACEUTICAL PRODUCTS AND OUR BUSINESS WILL BE HARMED.

         Our capacity to conduct clinical trials and commercialize our melanocortin-related pharmaceutical products will depend in part on the abilities of our collaborators or contract manufacturers to make products on a large scale, at a competitive cost and under regulatory requirements. Our collaborators or we must establish and maintain a commercial scale formulation and manufacturing process for all of the potential pharmaceutical products to complete clinical trials. We, our collaborators or third party manufacturers may encounter difficulties with these processes at any time that could result in delays in clinical trials, regulatory submissions or in the commercialization of potential pharmaceutical products. Third party manufacturers are subject to regulatory review and may fail to comply with good manufacturing practices regulations. Our collaborators or we must conduct new product testing and facility compliance inspections for any third party manufacturer with whom we intend to contract. This testing and inspection is costly and time-consuming. Any of these factors could prevent, or cause delays in, obtaining regulatory approvals for, and manufacturing, marketing or selling of, our products and could also result in significantly higher operating expenses.

WE HAVE VARIOUS MECHANISMS IN PLACE THAT A STOCKHOLDER MAY NOT CONSIDER FAVORABLE, WHICH MAY DISCOURAGE TAKEOVER ATTEMPTS AND WHICH MAY LOWER THE PRICE THAT INVESTORS MIGHT BE WILLING TO PAY FOR OUR COMMON STOCK.

         Our amended and restated certificate of incorporation and bylaws contain provisions that may discourage, delay or prevent a change in our control, even if the change in control would benefit stockholders. These provisions include:

         - authorizing the issuance of up to 5,000,000 shares of preferred stock by our Board of Directors to increase the number of outstanding shares and thwart a takeover attempt, without any further approval of our stockholders;

         - a classified Board of Directors with staggered, three-year terms, which may lengthen the time to gain control of our Board of Directors;

         - prohibiting stockholder action by written consent, which requires all actions to be taken at a meeting of stockholders;

         - requiring super-majority voting to effect specified amendments to our certificate of incorporation and bylaws;

         -    limiting who may call special meetings of stockholders; and

         - establishing advance notice requirements for nominations of candidates for election to the board of Directors or for proposing matters that can be acted upon by stockholders at stockholders meetings.

         In addition, provisions of Section 203 of Delaware General Corporate Law govern us. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These and other provision in our amended and restated certificate of incorporation and bylaws and Delaware law could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions.

WE MAY HAVE SUBSTANTIAL EXPOSURE TO PRODUCT LIABILITY CLAIMS AND MAY NOT HAVE ADEQUATE INSURANCE TO COVER THOSE CLAIMS, WHICH WOULD ADVERSELY AFFECT OUR FINANCIAL OPERATIONS.

         We may be held liable if any product we develop, or any product made by others using our technologies, causes injury. We carry only limited product liability insurance coverage for our clinical trials. We intend to obtain product liability insurance to cover our products approved for marketing and sale. This insurance may be prohibitively expensive or may not fully cover our potential liabilities. Our inability to obtain adequate insurance coverage and at an acceptable cost could prevent or inhibit the commercialization of our products. If a third party sues us for any injury caused by products made by us or third parties using our technologies, our liability could exceed our total assets, materially harming our financial position.

                           FORWARD-LOOKING STATEMENTS

         When used in this prospectus, the words "expects," "anticipates," "estimates," "plans," and similar expressions are intended to identify forward-looking statements. These are statements that relate to future periods and include statements under the captions "Risk Factors" and "The Company" as to the adequacy of capital resources, growth in operations, the ability to commercialize products developed under collaborations and alliances, and the performance and utility of our products and services. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, risks relating to the development of new IDEA-TM- predictive models and expansion of our Chem.Folio-Registered Tradmark- compound libraries and their use by our potential customers, and the risks set forth under "Risk Factors."

                           PROCEEDS FROM THE OFFERING

         We will not receive any proceeds from the sale of the shares by the selling stockholders. All proceeds from the sale of the shares will be for the account of the selling stockholders, as described below. See "Selling Stockholders" and "Plan of Distribution" below.

                              SELLING STOCKHOLDERS

         The following table discloses information as of August 15, 2000, regarding each selling stockholder's beneficial ownership of our common stock and the shares being offered by each selling stockholder. We have based the information about beneficial ownership upon information obtained from the selling stockholders.



                                                                SHARES BENEFICIALLY
                                                                     OWNED PRIOR
                                                                     TO OFFERING
                                                      -------------------------------------    NUMBER OF SHARES
SELLING STOCKHOLDERS                                            NUMBER            PERCENT      BEING OFFERED
----------------------------------------------------- ------------------------- ----------- ------------------------
BayStar Capital, L.P.                                          300,000               1.07             300,000

BayStar International, LTD                                     200,000                 *              200,000

Cypress VI Partners                                             33,333                 *               33,333

EGM Medical Technology Fund LP                                 199,667                 *              109,667

EGM Medical Technology Offshore Fund                           135,600                 *               72,000

First Security Van Kasper (1)                                  220,000                 *              220,000

Jackson Square Partners, L.P.                                  181,667                 *              181,667

Narragansett I, LP                                              30,934                 *               30,934

Narragansett Offshore Ltd.                                      22,400                 *               22,400

Paul M. Ginsburg                                                33,333                 *               33,333

Pequot Scout Fund, L.P.                                        300,000               1.07             300,000

Special Situations Private Equity Fund, L.P.                   300,000               1.07             300,000

The Timken Living Trust U/A/D 9/14/99                           83,334                 *               83,334

T. Rowe Price Associates, Inc.(2)                            2,089,600               7.48        2,000,000(2)


*    Less than 1%
(1) Represents the number of shares of our common stock issuable upon the exercise of a warrant granted to First Security Van Kasper for financial services.
 (2) Includes 1,333,334 shares held by T. Rowe Price New Horizons Fund, Inc., 440,666 shares held by T. Rowe Price Health Sciences Fund, Inc. and 226,000 shares held by Green Line Mutual Funds - Green Line Health Sciences Fund.



On April 4 and April 11, 2000, we agreed to sell 3,666,668 shares of our common stock and grant a warrant to First Security Van Kasper, the placement agent, to purchase up to 220,000 additional shares of our common stock. In connection with this financing, we agreed to file a registration statement with the SEC covering the resale of the shares issued or issuable to each selling stockholder. Our agreement requires us to cause this registration statement to remain effective until the earlier of (a) April 12, 2002, (b) the date on which each selling stockholder's shares could be sold in a single three-month period under Rule 144 of the Securities Act of 1933 or (c) such time as all the shares offered by this prospectus have been sold. We also agreed to indemnify each selling stockholder against claims made against them arising out of, among other things, statements made in this registration statement.

                              PLAN OF DISTRIBUTION

         The shares covered by this prospectus may be offered and sold at various times by the selling stockholders. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The shares may be sold by or for the account of the selling stockholders in transactions on the Nasdaq National Market, the over-the-counter market, or otherwise. These sales may be made at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The shares may be sold by means of one or more of the following methods:

         - a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

         - purchases by a broker-dealer as principal and resale by that broker-dealer for its account under this prospectus;

         - ordinary brokerage transactions in which the broker solicits purchasers;

         - in connection with short sales, in which the shares are redelivered to close out short positions;

         - in connection with the loan or pledge of shares registered hereunder to a broker-dealer, and the sale of the shares so loaned or the sale of the shares so pledged upon a default;

         - in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

         -    privately negotiated transactions; or

         -    in a combination of any of the above methods.

         In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in resales. Broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from the purchasers of the shares or from both. This compensation may exceed customary commissions.

         The selling stockholders and any broker-dealers, agents or underwriters that participate with the selling stockholders in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act. Any commissions paid or any discounts or concessions allowed to any of those persons, and any profits received on the resale of the shares purchased by them, may be deemed to be underwriting commissions or discounts under the Securities Act.

         We have agreed to bear all expenses of registration of the shares (other than fees and expenses, if any, of legal counsel or other advisors to the selling stockholders). Any commissions, discounts, concessions or other fees, if any, payable to broker-dealers in connection with any sale of the shares will be borne by the selling stockholders selling those shares.

                                  LEGAL MATTERS

         Certain legal matters with respect to the validity of common stock offered by this prospectus are being passed upon for us by Pillsbury Madison & Sutro LLP, San Francisco, California.


                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1999, as set forth in their report, which is incorporated by referenced in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any materials we file with the Commission at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information on its public reference rooms. The Commission also maintains an Internet Website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

         We have filed with the Commission a registration statement (which contains this prospectus) on Form S-3 under the Securities Act of 1933. The registration statement relates to the common stock offered by the selling stockholders. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to us and our common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the Commission, as described in the preceding paragraph.


                       DOCUMENTS INCORPORATED BY REFERENCE

         The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed. The documents we incorporate by reference are:

         -    Our Annual Report on Form 10-K for the year ended December 31,
              1999.

         - Our Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2000.

         -    Our Current Report on Form 8-K, filed August 7, 2000.

         - The description of our common stock contained in our registration statement on Form 8-A filed under the Exchange Act on March 13, 1996.

         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and number:

         Cynthia Reindal
         Corporate Communications and Investor Relations
         Trega Biosciences, Inc.
         9880 Campus Point Drive
         San Diego, California 92121
         Telephone (858) 410-6500

         We have not authorized anyone to provide you with information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. The selling stockholders are offering to sell, and seeking offers to buy, only the shares of Trega common stock covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the shares.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the selling stockholders. All amounts are estimated except the Commission registration fee and the Nasdaq National Market listing fee.

                                                                         AMOUNT

SEC registration fee.........................................       $   3,961.00
Nasdaq National Market listing fee...........................       $  17,500.00
Accounting fees and expenses.................................       $  10,000.00
Legal fees and expenses......................................       $  25,000.00
Miscellaneous fees and expenses..............................       $  25,000.00
                  Total......................................       $  81,461.00
                                                                    ============

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Our charter documents provide for indemnification of the Registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant has also entered into agreements with its directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

ITEM 16.  EXHIBITS

         Exhibit
         NUMBER                     DESCRIPTION OF DOCUMENT

              4.1* Subscription Agreement by and among Trega and certain Investors, dated as of April 4, 2000.

              4.2* Warrant, dated April 11, 2000, for common stock of Trega issued to First Security Van Kasper.

              5.1*         Opinion of Pillsbury Madison & Sutro LLP.

             23.1          Consent of Ernst & Young LLP, Independent Auditors.

             23.3* Consent of Pillsbury Madison & Sutro LLP (included in its opinion filed as Exhibit 5.1 to this Registration Statement).

             24.1*         Power of Attorney.

         --------------------------

         * Filed previously

ITEM 17.  UNDERTAKINGS

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel or the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

                           (i) To include any prospectus required by Section
                  10(a)(3) of the Securities Act;

                           (ii) To reflect in the prospectus any facts or events
                  arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

                           (iii) To include any material information with
                  respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

         Provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

                  (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on August 16, 2000.


                                       TREGA BIOSCIENCES, INC.


                                       /s/  Michael G. Grey
                                       -----------------------------------------
                                       Michael G. Grey
                                       President and Chief Executive Officer

         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


Name                                                Title                                        Date

/s/  Harvey S. Sadow, Ph.D.*
---------------------------------
Harvey S. Sadow, Ph.D.                              Chairman of the Board of Directors           August 16, 2000


/s/  Michael G. Grey
---------------------------------
Michael G. Grey                                     Director, President and Chief Executive      August 16, 2000
                                                    Officer


/s/  James C. Blair Ph.D.*
---------------------------------
James C. Blair, Ph.D.                               Director                                     August 16, 2000


/s/  Bruce L.A. Carter, Ph.D.*
---------------------------------
Bruce L.A. Carter, Ph.D.                            Director                                     August 16, 2000


/s/  Lawrence D. Muschek, Ph.D.*
---------------------------------
Lawrence D. Muschek, Ph.D.                          Director                                     August 16, 2000


/s/  Ronald R. Tuttle, Ph.D.*
---------------------------------
Ronald R. Tuttle, Ph.D.                             Director                                     August 16, 2000


/s/  Robert S. Whitehead*
---------------------------------
Robert S. Whitehead                                 Director                                     August 16, 2000


/s/  Myra N. Williams, Ph.D.*
---------------------------------
Myra N. Williams, Ph.D.                             Director                                     August 16, 2000


*/s/ Michael G. Grey
---------------------------------
Michael G. Grey                                                                                  August 16, 2000
As Attorney-In-Fact

                                  EXHIBIT INDEX

EXHIBIT NUMBER             DESCRIPTION OF DOCUMENT

        4.1* Subscription Agreement by and among Trega and certain Investors, dated as of April 4, 2000.

        4.2* Warrant, dated April 11, 2000, for common stock of Trega issued to First Security Van Kasper.

        5.1*               Opinion of Pillsbury Madison & Sutro LLP.

       23.1                Consent of Ernst & Young LLP, Independent Auditors.

       23.3* Consent of Pillsbury Madison & Sutro LLP (included in its opinion filed as Exhibit 5.1 to the Registration Statement).

       24.1*               Power of Attorney.

-------------------------------

* Filed previously